EXHIBIT 2.13

                               SERVICES AGREEMENT

      THIS SERVICES AGREEMENT (this "AGREEMENT") is made and entered into as of February 1, 1999 between A.P.S., INC., a Delaware corporation ("APS") and a debtor and debtor-in possession in a case pending under chapter 11 of the Bankruptcy Code, and AUTO PARTS EXPRESS, LLC, a Delaware limited liability company ("AUTO PARTS"). Capitalized terms used but not otherwise defined in this Agreement have the meanings given in the Asset Purchase Agreement (as defined in the first Recitals clause).

                                      RECITALS

      WHEREAS, APS, certain Affiliates of APS and Auto Parts have entered into an Asset Purchase Agreement, dated as of January 11, 1999 (the "ASSET PURCHASE AGREEMENT"), pursuant to which Auto Parts is purchasing substantially all of the business assets located at the Purchased Locations;

      WHEREAS, following the consummation of the transactions contemplated by the Asset Purchase Agreement, Auto Parts will conduct business at certain of the Purchased Locations and, in connection therewith and in furtherance thereof, Auto Parts desires to obtain from APS and APS desires to provide Auto Parts, for a limited period of time to assist in the orderly transition of ownership of the Purchased Assets, with (i) limited access to and use of PIMS; (ii) data processing services performed by APS and utilizing the "Tomax" and "Oracle" management information systems and certain other management information systems; and (iii) certain related limited administrative and technical support, as provided for herein; and

      WHEREAS, on May 1, 1999, or earlier if APS ceases operating PIMS, Auto Parts desires to acquire, and APS desires to grant to Auto Parts, an assignment of all of APS' right, title in Tomax, Oracle and certain other management information systems, if and to the extent legally transferable, and certain related hardware and other fixed assets as more fully described in a Technology Transfer Agreement of even date herewith (the "TECHNOLOGY TRANSFER AGREEMENT"), subject to the conditions set forth in such agreement.

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. ACCESS TO PIMS AND THE OTHER MIS SYSTEMS; RELATED TECHNICAL AND CONSULTING SERVICES.

1.1. GENERAL LIMITATION ON SERVICES AND ACCESS. All services and access to APS facilities to be provided by APS pursuant to
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this Agreement shall be required to be performed by APS only to the extent that providing such services and access is feasible and shall also be subject to the availability of the APS employees, business locations, funding and equipment necessary therefor. Auto Parts expressly acknowledges and agrees that the determination of APS as to such availability shall be dispositive on this issue.

1.2. APS hereby grants Auto Parts a limited access to PIMS and the other management information described on EXHIBIT "A" attached hereto (the "OTHER MIS SYSTEMS"), subject to the conditions set forth herein, for a period of time (the "PIMS ACCESS PERIOD") commencing on the Closing Date and ending on the "Transfer Date" (as defined in the Technology Transfer Agreement). Auto Parts' access to PIMS and the Other MIS Systems shall be limited to information which pertains to the Purchased Locations, and Auto Parts acknowledges that such information will relate only to product lines sold at the Purchased Locations prior to the Closing Date.

1.3. On the Closing Date, APS shall provide Auto Parts with PIMS and the Other MIS Systems access codes sufficient to access PIMS and the Other MIS Systems at the Purchased Locations utilizing currently available ports, and commencing on the Closing Date and during the PIMS Access Period, Auto Parts' personnel shall be permitted to log-on to PIMS and the Other MIS Systems from terminals located at the Purchased Locations and dial-up ports during normal PIMS operating hours.

1.4. During the PIMS Access Period, APS shall provide the following services relating to PIMS and the Other MIS Systems:

      (a)  routine maintenance and technical support at APS headquarters;

      (b) the services set forth on EXHIBIT "B" attached hereto, which services shall be provided at no additional charge; PROVIDED, HOWEVER, that APS shall not be responsible for the link-up and interface of PIMS or the Other MIS Systems with any Auto Parts management information systems, for any on site maintenance at the Purchased Locations or for any custom programming (except as such services may be provided by APS' consultants as provided in SECTION 1.4(C)); and

      (c) consulting services ("CONSULTING SERVICES") on a per request basis and billed at an hourly rate of $150 plus expenses, which consulting services may include: (i) requirements analysis and initial and follow-up customized programming or reporting necessary for any interface of Auto Parts' management information system with PIMS or the Other MIS Systems; (ii) on site maintenance by APS personnel at the Purchased Locations of terminals, printers, or other hardware; (iii) training of Auto
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Parts personnel in the operation of PIMS and/or the Other MIS Systems; and (iv)
parts/product line changeover services.

All Consulting Services provided pursuant to this SECTION 1.4 shall be payable in accordance with SECTION 3.3.

1.5. The software programs utilized by, and the know-how and operating procedures associated with PIMS are proprietary to and constitute trade secret information of APS. APS does not intend to grant, and Auto Parts acknowledges that it is not obtaining hereby, any title to or right or interest in, by way of license or otherwise, PIMS operating procedures or know-how, PIMS software or the source code underlying such software. Auto Parts shall not be granted access to the source code underlying PIMS software programs, and Auto Parts shall not attempt to obtain such access. The limited access granted hereby entitles only Auto Parts and its employees to access PIMS, and Auto Parts shall not allow others to use or have access to PIMS, directly or indirectly, during the PIMS Access Period. Auto Parts recognizes and acknowledges that PIMS operating procedures and data contained on PIMS are confidential and trade secrets. Auto Parts shall maintain the confidential nature of all PIMS data (other than data input by Auto Parts) and operating procedures, and shall not disseminate PIMS data (other than data input by Auto Parts) or operating procedures to any third party without the prior written consent of APS. APS shall maintain the confidential nature of all PIMS data input by Auto Parts, and shall not disseminate such PIMS data to any third party without the prior written consent of Auto Parts.

SECTION 2.  DATA PROCESSING SERVICES UTILIZING THE OTHER MIS SYSTEMS

2.1. During the PIMS Access Period, APS shall provide Auto Parts with data processing services (the "OTHER MIS SERVICES")] described on EXHIBIT "B" attached hereto, utilizing the Other MIS Systems, as reasonably requested by Auto Parts.

2.2. In connection with the access to the Other MIS Systems provided pursuant to
SECTION 1 hereof and with the Other MIS Services which may be provided by APS, Auto Parts:

      (a) shall use its best efforts to obtain any requisite consents from any third party licensor, lessor or developer which may have any proprietary right, title or interest in or to the Other MIS Systems, PROVIDED, THAT APS shall not be required to obtain any such consent but shall use commercially reasonable efforts to assist Auto Parts in obtaining such consents (provided that such efforts are at no cost to APS); and
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      (b) acknowledges that APS shall have no liability whatsoever in the event that APS is unable to provide access to the MIS Systems or Other MIS Services due to the failure of Auto Parts to obtain any requisite consents.

SECTION 3. DEPOSIT AND FEES FOR PIMS AND OTHER MIS SYSTEMS ACCESS, CONSULTING SERVICES AND OTHER MIS SERVICES.

3.1. On the date of this Agreement, Auto Parts shall deposit with APS, by irrevocable wire transfer pursuant to written instructions provided to Auto Parts by APS, an amount equal to $20,000 to be held by APS as security for any amounts to be paid by Auto Parts for Consulting Services under this Agreement (the "SERVICES AGREEMENT DEPOSIT"). Auto Parts hereby acknowledges and agrees that APS shall have the right at any time to withdraw funds from the Services Agreement Deposit as contemplated by SECTION 5.2, and at the end of the PIMS access period, APS shall return the unused portion of the Services Agreement Deposit to Auto Parts .

3.2. For access to PIMS and the Other MIS Systems, and for Other MIS Services, Auto Parts shall pay to APS a monthly fee equal to $100,000 ($25,000 per DC), payable in advance on the first day of each calendar month during the PIMS Access Period, which fee shall be paid on a pro rata basis for any period shorter than a month during which this Agreement is in effect.

3.3. APS shall separately invoice Auto Parts monthly in arrears for all charges for Consulting Services rendered by APS pursuant to SECTION 1.4(C), which invoices shall be accompanied by reasonable documentation or explanation supporting such charges, and Auto Parts shall pay APS the full amounts of such invoices, no later than five (5) business days after each invoice date. Auto Parts shall reimburse to APS an amount equal to the sum of (i) all reasonable direct out-of-pocket fees and expenses incurred by APS in rendering Consulting Services pursuant to this Agreement and (ii) any and all taxes (other than taxes based on APS' net income or gross income) assessed on the provision of any services pursuant to this Agreement without any offset or deduction of any nature whatsoever. Such costs, expenditures and taxes will be billed to Auto Parts in the monthly invoices in accordance with this SECTION 3.3.

3.4. All payments under this Agreement shall be made without deduction (except for charges billed in error), set off, recoupment or counterclaim. In the case of charges believed to be billed in error, Auto Parts shall timely pay the undisputed portion of the invoice, on or before the due date for payment of the charges. All overdue amounts shall bear interest, from the time such amounts are due until such amounts are actually paid (including any period in which such amounts are in dispute), at a rate equal to the lower of: (i) three percentage points above
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the prime rate in effect at the time payment was due or (ii) the highest rate permitted by law.

SECTION 4.  LIMITATION OF WARRANTIES

4.1. APS EXPRESSLY DISCLAIMS ALL WARRANTIES WITH RESPECT TO THE OWNERSHIP OR OPERATION OF PIMS OR THE OTHER MIS SYSTEMS, DATA CONTAINED ON PIMS OR THE OTHER MIS SYSTEMS, AND SERVICES PROVIDED BY APS IN CONNECTION WITH PIMS OR THE OTHER MIS SYSTEMS, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OR ARISING BY USAGE OF TRADE OR COURSE OF DEALING, INCLUDING, WITHOUT LIMITATION, THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NO MISAPPROPRIATION AND NONINFRINGEMENT. APS SHALL NOT BE LIABLE FOR ANY PUNITIVE, SPECIAL, DIRECT, INDIRECT, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS, BUSINESS INTERRUPTION OR ANY OTHER LOSS) ARISING FROM OR RELATING TO THE MIS SERVICES, THE USE OF PIMS BY AUTO PARTS OR THE MALFUNCTION OR TEMPORARY OR PERMANENT SHUTDOWN OF PIMS OR THE OTHER MIS SYSTEMS, WHETHER CLAIMED UNDER CONTRACT, TORT OR ANY OTHER LEGAL THEORY.

SECTION 5.  TERMINATION; REMEDIES

5.1. The obligation of, APS to provide access to PIMS and the Other MIS Systems, and to provide services pursuant to this Agreement, shall terminate at the end of the PIMS Access Period. This Agreement is subject to termination or modification as may be necessary to comply with the provision of any decree or order of the Bankruptcy Court. Upon termination of this Agreement as provided in SECTIONS 5.1 or 5.2, or by operation of law or otherwise, all fees owed to APS hereunder through the date of termination shall become immediately due and payable and all other obligations hereunder shall terminate, except as provided in SECTIONS 5.3, 6 and 7.

5.2. In the event that Auto Parts fails to make any payment when due or otherwise fails to perform any of its material obligations or breaches any of its material covenants under this Agreement, the Asset Purchase Agreement or any of the Ancillary Agreements, and such default is not cured within five (5) business days of APS giving Auto Parts notice of such default, (i) APS may terminate this Agreement, and (ii) all amounts owing by Auto Parts to APS under this Agreement as of the date of such default, and all amounts owing by Auto Parts to APS under the Asset Purchase Agreement and under the Ancillary Agreements shall become immediately due and payable. In the event that Auto Parts fails to make any payment payable to APS under this Agreement, the Asset Purchase Agreement, any of the Ancillary Agreements, or any other agreement between APS and Auto Parts, in such amounts and at such times as provided for herein or therein (including any applicable cure periods), then any and all such amounts payable by Auto Parts to APS under this Agreement, the Asset

Purchase Agreement, the Ancillary Agreements or any other agreement between APS and Auto Parts may, without prejudice to any other rights or remedies APS may have against Auto Parts, be drawn by APS from the Services Agreement Deposit (with appropriate invoices sent to Auto Parts pursuant to SECTION 3.3) and/or from any deposit under the Asset Purchase Agreement and the Ancillary Agreements, PROVIDED that with respect to amounts payable under this Agreement, such amounts shall first be drawn from the Services Agreement Deposit until the same is depleted, and then from any and all deposits under the Asset Purchase Agreement and the Ancillary Agreements.

5.3. The sole and exclusive remedy available to Auto Parts in the event that APS does not satisfy any of its obligations under this Agreement (other than by a willful breach of this Agreement by APS), shall be addressed to correcting such failure of APS to satisfy such obligations, and not to penalizing APS. In recognition of this aim, Auto Parts' sole and exclusive remedy for such a failure by APS to satisfy its obligations under this Agreement shall be that APS shall use commercially reasonable efforts to satisfy such obligations within a commercially reasonable time. APS shall be excused from the corrective remedy set forth in this SECTION 5.4 if and to the extent that: (i) APS' failure to satisfy its obligations pursuant to this Agreement is a direct or indirect result of Auto Parts' breach of any covenant in this Agreement or failure to timely and accurately perform its responsibilities as set forth in this Agreement; or (ii) Auto Parts fails to provide reasonable cooperation in completing performance and correcting the problems that led to the failure at issue. Notwithstanding the foregoing, in the event of the willful failure of APS to provide Auto Parts with access to PIMS or the Other MIS Systems or to provide the Other MIS Services pursuant to SECTIONS 1 and 2 of this Agreement during the PIMS Access Period, APS shall be obligated to indemnify Auto Parts for documented commercially reasonable damages of any kind (including claims, liabilities, expenses, reasonable out-of-pocket costs and other legally recoverable damages) resulting from such breach, PROVIDED, HOWEVER that APS shall not have any obligation to indemnify Auto Parts for damages to the extent that such damages exceed $50,000 in the aggregate, less any amounts payable under the Transfer Agreement in the aggregate, and FURTHER PROVIDED that Auto Parts acknowledges that APS may cease operating PIMS and/or the Other MIS Systems and that such event shall not constitute a "willful failure" under this
SECTION 5.3.

SECTION 6.  CONFIDENTIALITY.

Each of Auto Parts and APS agrees to keep, and to cause each of its affiliates, directors, officers, and employees to keep, confidential any and all confidential information of the other party that it receives in the course of performing its obligations hereunder (except that such information may be shared, on a confidential basis, with the party's attorneys and
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auditors) and each will not, without the other party's written consent, use any of such confidential information except as reasonably necessary to perform its duties under this or another of its agreements with the other party. Upon termination of this Agreement, each party will return, and will cause its affiliates to return, to the other party, all original documents and copies of the confidential information which are in its possession. Notwithstanding the foregoing, APS shall be permitted to provide copies of this Agreement to its lenders and the Bankruptcy Court. This SECTION 6 shall survive the termination of this Agreement.

SECTION 7.  INDEMNITY.

Auto Parts shall defend, indemnify and hold APS and its affiliates, officers, directors, employees and agents harmless for any damages, liabilities, costs and expenses (including, but not limited to, reasonable attorney's fees incurred by APS) which arise as a result of all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever claimed or recovered by any third party which may at any time be imposed on, incurred by or asserted against APS or its affiliates, officers, directors, employees and agents in any way relating to or arising out of this Agreement, or the transactions contemplated hereby, including, without limitation, any claim or claims by third parties of infringement or other violation of their rights in PIMS and/or the Other MIS Systems as a result of the limited right to use PIMS granted, or any of the Other MIS Services provided to Auto Parts pursuant to this Agreement.

SECTION 8.  RELATIONSHIP OF THE PARTIES.

It is expressly understood and agreed that, in rendering services hereunder, APS is acting as an independent contractor and that this Agreement does not constitute either party as an employee, partner, joint venturer, agent or other representative of the other party for any purpose whatsoever. Neither party has the right or authority to enter into any contract, warranty, guarantee or other undertaking in the name of or for the account of the other party, or to assume or create an obligation or liability of any kind, express or implied, on behalf of the other party, or to bind the other party in any manner whatsoever, or hold itself out as having any right, power or authority to create any such obligation or liability on behalf of the other or to bind the other party in any manner whatsoever (except as to any actions taken by either party at the express written request and direction of the other party).

SECTION 9.  MISCELLANEOUS.

9.1. SEVERABILITY. If any term or provision of this Agreement or the application thereof with respect to any Person or circumstance shall, to any extent, be invalid or unenforceable,
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the remainder of this Agreement, or the application of that term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

9.2. GOVERNING LAW. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the United States and the State of Delaware without giving effect to the principles of conflict or choice of laws thereof. For so long as APS is subject to the jurisdiction of the Bankruptcy Court, the parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matter arising under or in connection with this Agreement, and consent to the jurisdiction of, the Bankruptcy Court.

9.3. HEADINGS. The caption headings in this Agreement are for reference purposes only, and do not constitute a part of this Agreement and shall not affect its meaning or interpretation.

9.4. NOTICES. All notices, requests, demands and other communications required or permitted under this Agreement shall be made in the same manner as is set forth in the Asset Purchase Agreement.

9.5. ACCESS. To the extent reasonably required for APS to perform its obligations under this Agreement, Auto Parts shall provide APS personnel with reasonable access to the Purchased Locations, including, without limitation, office space, and telecommunications and computer equipment, systems and software. As a condition to providing services pursuant to this Agreement, APS may restrict or prohibit any changes in the location of certain telecommunications and computer equipment and systems owned by APS and located at the Purchased Locations, and Auto Parts shall be bound by all such requirements and restrictions.

9.6. FORCE MAJEURE. Neither party shall be liable for its failure or delay in fulfilling its obligations hereunder, if such failure or delay is caused by fire, flood, weather conditions or other Act of God, invasions, insurrections, riots, closing of the public highways, strike, lockout or other labor dispute, civil unrest, war or any other reason beyond the reasonable control of the party. In the case of strikes, lockouts or other labor disputes, it is understood that such event is beyond the reasonable control of the party suffering the event unless and until the party is able to resolve it in a manner which such party deems reasonable and appropriate.

9.7. NO THIRD PARTY RIGHTS. The provisions of this Agreement shall not entitle any person not a signatory hereto to any rights hereunder or in respect hereof, as a third party beneficiary or
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otherwise, it being the specific intention of the parties herein to preclude any and all such persons from such rights.
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This Agreement shall enter into full force and effect as of the date first set forth above upon its execution below by both of the parties.



                                    A.P.S., INC.


                                    By: /s/ BETTINA M. WHYTE
                                       Bettina M. Whyte, President





                                    AUTO PARTS EXPRESS, LLC


                                    By: /s/ E. EUGENE LAUVER
                                         Name: E. Eugene Lauver
                                         Title: Executive Vice
                                                President